UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

FIIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

316839109
(CUSIP Number)

Robert Hernandez, 5383 Strateford Road, Powell, Ohio 43065, (614) 299-4445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316839109

1.	Names of Reporting Persons: Robert Hernandez

I.R.S. Identification Nos. of above persons (entities only): not applicable

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ☐
        (b) ☐

3.        SEC Use Only

4.          Source of Funds (See Instructions)
OO

 5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        ☐

6.        Citizenship or Place of Organization

        United States

                           7.    Sole Voting Power

875,514
____________________________________________________________________________________________________________________
Number of
Shares Beneficially             8.    Shared Voting Power
Owned                        ___________________________________________________________________________________________________________________
by Each
Reporting                              9.    Sole Dispositive Power
Person With
875,514
____________________________________________________________________________________________________________________
                           10.   Shared Dispositive Power

_____________________________________________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

875,514 (includes 136,514 warrants to purchase shares of Common Stock at any time.)

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    ☐

13.        Percent of Class Represented by Amount in Row (11)

6.25% (1)

14.        Type of Reporting Person (See Instructions)

IN

(1) Based on 13,866,924 shares of Common Stock outstanding.

CUSIP No. 316839109

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001, (the “Common Stock”), of FIIC Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1585 Bethel Road, First Floor, Columbus, Ohio, 43220.

Item 2. Identity and Background

(a) This statement is being filed on behalf of Robert Hernandez (“Reporting Person”), a stockholder of the Issuer.

(b) The address of the Reporting Person is 5383 Strateford Road, Powell, Ohio 43065.

(c)  The Reporting Person is engaged as the President of Knight Electric, Inc. The principal offices of Knight Electric, Inc. are located at 858 Distribution Drive, Columbus, Ohio 43228. Knight Electric, Inc. engages in commercial and industrial electrical contracting and is in no way affiliated with FIIC Holdings, Inc.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer’s predecessor, FIIC, Inc., entered into a licensing agreement (“Licensing Agreement”) with FIIC Research and Development LLC, an Ohio limited liability company, for which FIIC LLC (“FIIC LLC”), received shares of FIIC Inc.’s common stock and warrants to purchase common stock as partial consideration. The Reporting Person is a member of FIIC LLC. FIIC LLC thereafter effected a distribution of such common stock and warrants to its members according to their pro rata membership interests (the “Distribution”) pursuant to which the Reporting Person acquired 875,514 shares of common stock including 136,514 warrants to purchase shares of common stock at any time. No cash consideration was provided for the shares of common stock and/or warrants to purchase common stock.

On July 19, 2005, Nicklebys.Com, Inc., and its wholly-owned subsidiary Nicklebys Acquisition Corp., entered into an agreement and plan of merger with FIIC Inc. pursuant to which Nicklebys Acquisition Corp. would merge with and into FIIC Inc., with FIIC Inc. being the surviving corporation (the “Merger”). Upon closing of the merger on February 28, 2006, FIIC Inc. became a wholly owned subsidiary of Nicklebys.Com, Inc. Nicklebys.Com, Inc. then changed its name to FIIC Holdings, Inc. and reincorporated in the State of Delaware. As a result of the Merger, the Reporting Person received shares of the Issuer’s restricted common stock in exchanged for his previously held shares in FIIC, Inc., and the Issuer assumed the outstanding FIIC, Inc. warrants, including those held by the Reporting Person.

Item 4.  Purpose of Transaction

As described in Item 3, above, the purpose of the transactions resulting in the Reporting Person holding outstanding shares and warrants of the Issuer was to provide consideration for the Licensing Agreement and to complete the Merger.

Except as set forth in this Schedule, the Reporting Person does not have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference.

(b) The power that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 8, 2006

NAME

By:	/s/ Robert A. Hernandez
Robert A. Hernandez